OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

anyone Media Network, Inc

26100 Newport Rd A12,
Suite 133
Menifee, CA 92584

Yayway.com

100000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100,000 shares of common stock ($10,000)

Company Name	Anyone Media Network, Inc.
Corporate Address	26100 Newport Rd A12, Suite 133, Menifee, CA. 92584
Description of Business	YayWay is a new social media network that Plans to make it easy and safe for the connected generation of engaged friends, fans and influencers to ***Create, Collaborate, Inspire and Connect.***
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$.010
Minimum Investment Amount (per investor)	$100

Perks*

<u>$100</u> — YayWay Travel Mug.

<u>$500</u> —a Yayway Travel mug and a custom embroidered YayWay hat.

<u>$1,000</u> — a personalized signed picture by NFL Hall of Fame Quarterback Warren Moon, a Yayway Travel Mug and a custom embroidered YayWay hat.

<u>$5,000</u> — a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, a YayWay Travel Mug, and a personalized signed picture by NFL Hall of Fame Quarterback Warren Moon.

<u>$10,000</u> — a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

<u>$25,000</u> — a video chat with Warren Moon, a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an

embroidered duffle bag or an embroidered 15 in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

$50,000 — a flight and hotel, dinner for 2 with Warren Moon, David Meltzer and the team, a picture taken with Warren Moon, David Meltzer and the team, and a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

**ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED*

The 10% Bonus for StartEngine Shareholders

Anyone Media Network, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

YayWay is planning to be a new one stop social media network that will try to make it safe and easy for the connected generation of engaged fans to ***Create, Collaborate, Inspire and Connect with influencers (celebrities) and friends.***

Where our competitor apps fall short is in grabbing the important information. Example: The fans already know they like a certain influencer, their song, or their music video, or their movie trailer—but what if they want more? What if they want to know where the influencer is going to be playing next? *What if they want to buy some of their merchandise or memorabilia? What if they want to see who is in the movie trailer they just watched?* They have to leave the originating app, open up their browser and search through endless possibilities trying to find the right answer. YayWay plans to focuse on a centralized one stop viewer experience. We will try with our fan focused curation to provide a new experience tailor made for engaged audiences. Hopefully this will allow us to gain market share and monetize accordingly.

Competition

Content aggregators and Social curation is an industry that exponential data and media growth has necessitated. Platforms like flipboard provide similar experience but focus on news and an ipad experience. Platforms like storify and livefyre provide tools to curate and generate traffic.

PANDORA - WE ALL KNOW THESE GUYS. THEY'RE DOING STREAMING THE RIGHT WAY; "FREE", SIMPLE & SLEEK. WANT MORE THAN MUSIC THOUGH? WELL…"THE BUCK STOPS THERE!"

SPOTIFY - ANOTHER MUSIC STREAMING GIANT, BUT WITH MORE FOCUS ON EXTENDED INFORMATION. GREAT FOR GETTING DEEP INFO ON YOUR ARTISTS, BUT YOUR STILL LIMITED TO MUSIC-RELATED MATERIAL.

BANDSINTOWN - A FAR CRY FROM A STREAMING SERVICE, THIS ONE FOCUSES INSTEAD ON LIVE CONCERTS AND EVENT TRACKING. FOCUSING ALMOST ENTIRELY ON LIVE MUSIC, THERE'S NOT MUCH MORE TO IT.

WIKIPEDIA - YOU'RE PROBABLY THINKING "UMMM….WHAT?" THE ONLY OTHER SERVICE THAT PROVIDES EXTENDED INFORMATION BEYOND THE BASICS OF MUSIC, BUT IN A MUCH MORE CLUTTERED INTERFACE.

Liabilities and Litigation

None.

Trademark and Patent

Anyone Media Network, Inc owns the Trademark for the name YayWay, and also has patents pending in the U.S., Europe, India and China.

The team

Officers and directors

Sierra Linn	Director / Design Project Manager
Charles Simmons	Founder / CEO / Director

Brian Capezzone	Founder / CIO / Director
Bill Shook	Founder / Intl. Strategy / Director
Stu Blaze	Board Of Directors (B.O.D.)

Sierra Linn
Anyone Media Network, Inc Director / Design Project Manager, 2012 - Present 31 Design Studio Graphic Designer, 2009 - Present Works with the team to create new artistic vision and inspiration for the company. Sierra also performs market research on target audiences and creates engaging creative meetings accordingly. She conducts collaborative webinar meetings with countrywide team members and executives to ensure cohesion in company objective.

Charles Simmons
Anyone Media Network, Inc Founding Partner / CEO / Director, 20011 - Present Charles got his start as the lead singer/songwriter for Family Circle in the 70s. Since then, he's been all over the music industry. After working as an East coast record promoter for RCA Records, he became President of Sun Valley Records 4 years later. He's directly contributed to millions of dollars of revenue for major and independent record companies as a songwriter, singer and producer – including J Cole, The Game and Wiz Khalifa. Mr. Simmons is the visionary behind the creation of YayWay, and as CEO will facilitate day-to-day operations and guide strategic direction.

Brian Capezzone
Anyone Media Network, Inc. Founding Partner / CIO / Director, 2012 - Present Irradient Technologies Inc. IT Trainer - 2009 - Present Brian has been an IT Professional for over 20 years providing network, server, enterprise network and cloud security, database and desktop support for VMware, Windows, Citrix, Cisco, Avaya, Blackberry, Microsoft Exchange server and SQL Database server. Working for various size companies he has gained knowledge and experience configuring an entire network infrastructure as well as specializing on specific teams. Brian has also been responsible for IT/IS equipment procurement and budgets. Most recently, Brian has been a professional technical trainer, traveling the world teaching for technology giants like HDS, Cisco and VMware.

Bill Shook
Anyone Media Network, Inc Founding Partner / Intl. Strategy / Director, 2011 - Present. Formerly a famous Beverly Hills jewelry designer Mr. Shook is also a business pioneer in China. Since 1982, he's provided marketing and international business strategies consulting in Asia for many of the Fortune 500 companies, including Ford, IBM, GE, AT&T, and Honda. For YayWay, he'll be in charge of international business strategy and development.

Stu Blaze
Anyone Media Network, Inc Director, 2016 - Present Director of Franchise Operations Support and Development Company NameNew York Upper Crust Pizza Dates EmployedMay 2014 – Present Employment Duration3 yrs 6 mos Develop all franchisee requirements, operational policies / procedures, training materials, support franchisee

operations and profitability. Insure franchisees represent brand according to franchise agreement while supporting franchisee operations. Develop and maintain positive relationships between franchiser and franchisee. Insure guests are top priority in both company and franchisee operations. Interview potential new vendors for best pricing, continued high food quality, develop agreements. Secure and interview new franchisee prospects based on franchiser requirements. Assist in site selection, site approval, build out, approved equipment purchase's, training, opening, and ongoing operations

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company has a limited operating history.** Our limited operating history makes evaluating the business and future prospects non-definitive, and may increase the risk of your investment. We were formed in October 2011, and we have no sales record.
- **There are several potential competitors who are better positioned than we are to take the majority of the market. Such as: Facebook, Instagram, Twitter, Bandsintown, itunes, etc.** We will compete with larger, established social media networks who currently have apps on the markets and/or various respective app development programs. They have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent apps earlier than us, or superior apps than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the social media network developed by us will be preferred to any existing or newly developed apps. It should further be assumed that competition will intensify.
- **Anyone Media Network, Inc is a brand-new company that has just entered the social media space.** Anyone Media Network, Inc's app "YayWay" has a small amount of users. If you are investing in this company, it's because you think YayWay is a good idea, that Anyone Media Network, Inc will be able to secure the intellectual property rights to the app and that we will be able to successfully market YayWay and secure enough users so that the company will succeed. We have never turned a profit and there is no assurance that we will ever be profitable
- **Our financial review includes a concern note.** Anyone Media Network, Inc's ability to continue as a going concern, for the next twelve months is dependent upon our ability to generate sufficient cash flows from advertisers and in app, product sales to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that

we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any Valuation at this stage is pure speculation** No one is saying Anyone Media Network, Inc is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Anyone Media Network Inc's business projections are only estimates.** There can be no assurance that Anyone Media Network, Inc will meet those projections. There can be no assurance that the company and you will only make money if there is sufficient demand for YayWay, and people think its a better option than the competition.
- **Tech Challenges** We may face technological challenges. It is possible that during the development of yayway, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in the need to develop a completely new app. Creating a new app could mean significant delays and could adversely impact the value of your investment.
- **Competition Stealing From Us** When operating online, we will be at risk of our competition stealing from us. For instance, another competitor may simply find some inspiration in what we're doing, emulating our tactics.
- **A Security Breach** Hackers are browsing social media sites in large numbers, and it's not always about company information or finances. Some basement-dwelling hackers just want to get into accounts in order to wreak havoc. They might think it will be fun to spam our users and to screw with their profiles.
- **Traction** Our App could fail to achieve the user traction we expect.
- **Unforeseen Litigation** Another company or user could present us with some type of unforeseeable litigation.
- **Anyone Media Network Inc's patents and other intellectual property could be unenforceable or ineffective.** We currently own the Trademark name YayWay, we also have patents pending in the U.S., Europe, India and China, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents pending and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we build discover new technologies related to the social media and the online entertainment space.
- **The Company may not be able to obtain adequate financing to continue our operations.** Expansion, research and development, marketing, and salaries, all require the Company to have adequate capital. Even if the Company successfully raises $107,000 from this Offering, we may need to raise additional funds in the future through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, expand our network of Brand Partners, and improve infrastructure. The Company cannot be certain it will be able to raise additional

funds when needed.

- **Control by majority stockholder.** The Company's founding investors collectively are the majority owners and sole directors of the Company. Investors will not be able to control the management of the Company even after the issuance of the Shares.
- **Lack of public market; illiquidity.** There is no public market for the Shares, and the Company does not expect that such a market will develop in the near future. The Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and is being offered and sold in reliance upon the exemption provided under Section 4(a)(6) of the Securities Act. Securities sold pursuant to Section 4(a)(6) are subject to certain restrictions on transfer for the one-year period following the sale. Consequently, Investors may be unable to liquidate their investment immediately and should be prepared to hold the Shares for at least one year, but potentially indefinitely.
- **No Assurance of Investment Return; No Guaranty of Projections.** There is no assurance that the company will be able to generate returns for its investors. The investment strategy is dependent on user acquisition. The projections contained in any materials received by investors are only pro forma projections and are not guaranteed by the company. In the event that the proforma projections for the company's performance from the launch and marketing of its app is incorrect, the company may not have sufficient cash to ultimately return investor capital contributions.
- **Getting Influencers (Celebrities) on board** The success of our app YayWay depends on securing and convincing influencers (celebrities) that YayWay is a good idea. We may not be able to convince Influencers (celebrities) to signup for YayWay, and that could cause YayWay to fail. For these reasons you could lose your investment.
- **In App sales** We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new music formats, new video formats and Internet streaming have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.
- **Our business strategy depends on the widespread adoption of our technology.** The market for an alternative social media app that connects fans to the real verified influencers and their products is emerging and rapidly evolving, and its

future success is uncertain. If demand for our app fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.

- **Key Personnel** The success of our business is heavily dependent on key management personnel, specifically a CTO. If we are not able to hire key personnel with the next year, our business could be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Charles Simmons, 67.07% ownership, Common Stock
- Bill Shook, 30.49% ownership, Common Stock

Classes of securities

- Common Stock: 154,058,000

Common Stock

The Company is authorized to issue up to 300,000,000 shares of common stock. There are a total of 154,058,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by

loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Year ended December 31, 2016

Revenue/Deferred Revenue

We do not anticipate generating significant revenue until we have completed the building and delivery of our 3.0 version of our YayWay app. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation.

Cost of Sales

No cost of sales have been recorded for 2017.

No cost of sales have been recorded for 2016.

As noted above, the cost of sales will be recognized upon delivery of our 3.0 version of our YayWay app expected to begin approximately on February 28, 2018.

Expenses

During 2016 the company has invested in the research and development of the product. These costs include the hiring of developers, consultants and the purchase of our domain name, trademark and filing of patents. The company also incurred general costs associated with operating a company.

Expenses included are research and development and related costs, legal fees pertaining to the company and the product, banking and financial related costs, travel and rent. Marketing expenses were incurred relating to the launch and promotion of the YayWay app.

Year ended December 31, 2015

Expenses related to this year include the costs of Research and Development, accounting and legal fees pertaining to the company and the product, banking and financial related costs, travel and rent.

Financial Milestones

The initial capitalization of the Company came from the founders and friends and family whose contributions totaled $297.640. The Company is positioning itself for growth having utilized the initial investments to develop and build the Yayway app and website to support sales growth worldwide. The initial launch of the yayway app was used as a beta to test and to build a user base. Our plan is to start generating revenue with our upgraded version of the YayWay app, that we are planning to launch on or around February 28, 2018.

Management currently projects revenue of $12.5 million in 2018, $500 million in 2019, and $2.5 billion in 2020, and speculates the company will generate positive net income in 2018.

Our key assumptions and projected revenues are based on our plan to generate revenue through:

Key factors:

1. Hiring Marketing 360 (http://proposals.marketing360.com/proposal/Rq8DhDPTb7sZqNg7/yayway) to effectively market our app.

1. User acquisition. Our estimated user acquision cost for 500,000 targeted users will approximately be $2,500,000 (approximately $5.00 per user). Each user can potentially be worth $25. We have chosen the $25 user worth based on statistics from Arkenea (http://arkenea.com/blog/big-tech-companies-user-worth/). 500,000 users could potentially give us a gross revenue of $12.5 million in 2018 based on (1. In app advertising (a) Sponsored stories, (b) Promoted post, 2. Music sales, 3. Video sales, and 4. Product sales and *other key factors). 20,000,000 users could potentially give us a gross revenue of $500 million in 2019 based on (1. In app advertising (a) Sponsored stories, (b) Promoted post, 2. Music sales, 3. Video sales, and 4. Product sales and

*other key factors) and 100,000,000 users could potentially give us a gross revenue of $2.5 billion in 2020 based on (1. In app advertising (a) Sponsored stories, (b) Promoted post, 2. Music sales, 3. Video sales, and 4. Product sales and *other key factors) .

*Other key factors are:

1. Hiring Marketing 360 (http://proposals.marketing360.com/proposal/Rq8DhDPTb7sZqNg7/yayway) to effectively market our app.

Even if this offering is fully subscribed, we anticipate we will need to raise an additional $5,000,000 in capital to achieve these milestones.

Liquidity and Capital Resources

Since its inception in 2011, the Company has raised $297,640 in equity funding. In addition, it's CEO, Charles Simmons, has issued two short-term notes. Together with the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, research and development, working capital and start a *Reg A+ Tier 1 offering to seek to raise $20,000,000. See "Use of Proceeds" below. The Company believes that the funds from this offering will enable it to fund operations through the first 6 months of 2018.*

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company.

The Offering proceeds will have beneficial effect on our liquidity, as we currently have no cash on hand.The Company believes that the proceeds from the Offering will be sufficient to meet its expected cash requirements for currently planned operations for the next 6 months. In order for the Company to take advantage of growth opportunities and ultimately achieve profitability, it will be required to obtain capital from external sources. However, there can be no assurance that the Company's operations will become profitable or that external sources of financing, including the issuance of debt, and / or equity securities, will be available at times and at terms acceptable to the Company, or at all. The issuance of additional equity or convertible debt securities will also cause dilution to the Company's stockholders.The Company's primary sources of capital are proceeds from the Offering, other sales of equity or debt securities, and sales of products and services.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-12-14, 25102(f), 450000 Common Stock. Use of proceeds: All funds were

uses for research and development and working capital.

- 2016-11-29, 25102(f), 237500 Common Shares. Use of proceeds: All funds were uses for research and development and working capital.
- 2015-11-20, 25102(f), 1261500 Common Shares. Use of proceeds: All funds were uses for research and development and working capital.
- 2014-09-18, 25102(f), 235000 Common Shares. Use of proceeds: All funds were uses for research and development and working capital.

Valuation

$15,405,800.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. This valuation is based our opinion of the value of our trademark, patents pending, our product, the preparation of our Business Plan and capital that has already been raised.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Escrow Fees	$0	$0
Legal Fees		$30000
Net Proceeds	$9400	$70580
Use of Net Proceeds:		
R& D & Production	$2000	$20000
Marketing	$5000	$20000
Working Capital	$2400	$30580

Total Use of Proceeds	$10,000	$107,000

USE OF PROCEEDS:

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount, and $6420 if we raise the maximum offering amount.

If we manage to raise our maximum target amount of $107,000, we believe the amount will last us 6 months. We plan to use the net proceeds of approximately $100,580 over the course of that time. $30,000 will be used towards legal fees to start a Regulation A+ Tier 1 filing. Marketing funds of $20,000 will be used to hire Marketing 360, a marketing agency who specializes in digital and social media marketing. $30,580, will be used for working capital, general overhead and administrative expenses. $20,000 will be used for R&D to develop updates to our current app. If this crowdfunding offering of $107,000 is successful, our plan is to start a Reg A+ Tier 1 offering to seek to raise $20,000,000.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at amni.us/financial in the financial section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
anyone Media Network, Inc

[See attached]

26100 Newport Rd
A12, Suite 133
Menifee, CA. 92584
424-542-4818

I, Charles Simmons, the CEO of anyone Media Network, Inc, hereby certify that the financial statements of anyone Media Network, Inc and notes thereto for the periods ending 12/31/2017 12/31/16, and 12/31/2015 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $(14,283); taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1/10/18 (Date of Execution).

CHARLES SIMMONS
______________________ Signature

Charles Simmons CEO

1/10/2018 Date

ANYONE MEDIA NETWORK, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015, 2016 and 2017

ANYONE MEDIA NETWORK, INC
Index to Financial Statements
(unaudited)

ANYONE MEDIA NETWORK, INC BALANCE SHEET FOR THE YEARS ENDED DECEMBER 2015, 2016 (unaudited)

	2015	2016	2017
Cash	$32,629	$17,360	$43,117
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$32,629**	**$17,360**	**$43,117**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$32,629**	**$17,360**	**$43,117**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$0	$0	$0
Sales Taxes Payable	$0	$0	$0
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$0**	**$0**	**$0**
Long-Term Debt			
Total Liabilities	**$0**	**$0**	**$0**
Paid-In Capital	$97,450	$118,400	$158,440
Retained Earnings		($64,821)	($101,040)
Earnings	($64,821)	($36,219)	($14,283)
Total Owner's Equity	**$32,629**	**$17,360**	**$43,117**
Total Liabilities & Equity	**$32,629**	**$17,360**	**$43,117**

ANYONE MEDIA NETWORK, INC. Statements of Operations and Loss For The Years ended December 2015, 2016 (unaudited)

	2015	2016	2017
Revenue	**$34,818**	**$67,810**	**$3,200**
Direct Costs			
Gross Margin	$34,818	$67,810	$3,200
Gross Margin %	**100%**	**100%**	**100%**
Operating Expenses			
Salaries & Wages			
Employee Related Expenses			
Virtual Office Expenses	$1,548	$1,548	$1,548
Marketing	$2,124	$5,683	$1,800
Computer Hardware		$1,172	
Research & Development	$64,850	$3,800	$7,613
Servers / Internet	$1,950	$3,931	
Business License & Permits	$523	$187	
Conference & Seminars	$400	$1,960	$2,500
Domain Names	$8,085	$1,316	
Trademark & Patent	$2,289	$9,800	
Accounting Fees	$1,608	$6,000	
Corporation Taxes	$1,644	$822	$822
Short Term Loan Repayment	$14,618	$67,810	$3,200
Total Operating Expenses	**$99,639**	**$104,029**	**$17,483**
Operating Income	**($64,821)**	**($36,219)**	**($14,283)**
Interest Incurred			
Depreciation and Amortization			
Income Taxes	$0	$0	$0
Total Expenses	**$99,639**	**$104,029**	**$17,483**

Net Profit	**($64,821)**	**($36,219)**	**($14,283)**
Net Profit / Sales	**(186%)**	**(53%)**	**(446%)**

Anyone Media Network, Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017, 2016 and 2015

Common Shares

Letter name	Shares	Amount Per Share	Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity (Deficit)
Balance at December 31, 2014	.	.		.	.
Issuance of Founders shares (common stock)	120,000,000	$0.0001	$ 12,000.00	0	$ (12,000.00)
Issuance of common stock	1,222,000	$0.10	$ 122,200.00	0	$ (122,200.00)
Net Loss	0	0	$ 0	0	0
Balance at December 31, 2015				0	0
Issuance of Common Stock	1,261,500	$0.10	$ 97,450.00	$0	$ (97,450.00)
Excess fair value stock grants	0	$0		$0	0
Net loss	0	0		0	0
Balance at December 31, 2016 thru 2017	.	.		0	0
Issuance of common stock	687,900	$0.10	$ 65,990.00	0	$ (65,990.00)
Advisor and Work for Equity shares	30,886,600	$0.10	$ 0	0	0
Total December 31, 2011 through Dec. 31, 2017	154,058,000		$ 297,640.00		$ (297,640.00)

ANYONE MEDIA NETWORK, INC STATEMENTS OF CASH FOR FLOW FOR THE YEARS ENDED DECEMBER 2015 and 2016, 2017 (Unaudited)

	2015	2016	2017
Net Cash Flow from Operations			
Net Profit	($64,821)	($36,219)	($14,283)
Depreciation & Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue			
Net Cash Flow from Operations	**($64,821)**	**($36,219)**	**($14,283)**
Investing & Financing			
Assets Purchased or Sold			
Investments Received	$97,450	$20,950	$40,040
Change in Long-Term Debt			
Change in Short-Term Debt			
Dividends & Distributions			
Net Cash Flow from Investing & Financing	**$97,450**	**$20,950**	**$40,040**
Cash at Beginning of Period	$0	$32,629	$17,360
Net Change in Cash	$32,629	($15,269)	$25,757
Cash at End of Period	**$32,629**	**$17,360**	**$43,117**

NOTE 1 – NATURE OF OPERATIONS

Anyone Media Network, Inc was formed on October 12, 2011 in the State of Wyoming. The financial statements of anyone Media Network, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Menifee, California.

Anyone Media Network, Inc is developing an app called "YAYWAY". Our plan is to connect fans to the real verified influencers (celebrities) they love.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from in app advertising, music and product sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California and Wyoming state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 300,000,000 shares of our common stock with par value. As of December 31, 2017 the company has currently issued 154,058,000 shares of our common stock.

NOTE 6 - In year 2011, $12,00 was raised from founding partners, Charles Simmons and Bill Shook. Charles Simmons put in $7500 and received 75,000,000 shares @0.0001 per share. Bill shook put in $4500 and received 45,000,000 shares, @0.0001 per share for $4500. An additional $33,700 was raised from friends and family @0.10 per share. and they received 337,000 shares. All funds were used for R&D.

NOTE 7 - In year 2012, $27,500 was raised from friends and family @0.10 per share, and they received 275,000 shares. All funds were used for R&D.

NOTE 8 - In Year 2013, $37,500 was raised from friends and family @0.10 per share, and they received 375,000 shares. All funds were used for R&D

NOTE 9 - In year 2014, $23,500 was raised from friends and family @0.10 per share, and they received 235,000 shares. All funds were used for R&D.

NOTE 10 - In year 2015, $97,450 was raised from friends and family @0.10 per share and they received 1,261,500 shares. All funds were used for R&D and working capital.

NOTE 11 - In year 2016, $20,950 was raised from friends and family @0.10 per share and they received 237,500 shares. All funds were used for R&D and working capital.

NOTE 12 - In year 2017, $45,040 was raised from friends and family @0.10 per share and they received 450,400 shares. All funds were used for R&D and working capital.

2011 – 2017 a total of 123,171,400 shares were issued for equity and 30,886,600 shares were issued for services. Total shares issued to date: 154,058,000.

NOTE 12 – RELATED PARTY TRANSACTIONS

Advisor shares have been issued to David Meltzer, Warren Moon, Peter Coleman, Rick Nuhn, and Reginald Richerson.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 12, 2011 through December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Anyone Media Network is pending **StartEngine Approval.**

My Profile
My Feed
My Videos
My Music
My Products
YAYWAY
UPLOAD
Name of the Music
Select Category
Set cover image
Description
John Doe

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

Anyone Media Network

YayWay: The Trusted Social Network

Small OPO | Menifee, CA | Social Media
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

A One-Stop Social Network that Makes Directly Connecting with Your Favorite Friends and Influencers Easy and Safe

Invest in YayWay

Anyone Media Network is a Southern California corporation formed to produce a product called "YayWay".

Trademark and Patent: Anyone Media Network owns the Trademark for the name YayWay, and also has patents pending in the U.S., Europe, India and China.

Entertainment industry veterans and business magnates alike make up the formidable team behind YayWay. **Founded by musician / Platinum songwriter and industry executive Charles Simmons**, YayWay plans to provide a streamlined connection between fans and their favorite celebrities (we call them influencers). **Our vision is for YayWay to become known as the trusted social network with the real Influencers.**

With the YayWay app fans will no longer have to scroll through multiple sites to search for their favorite influencers. Our vision is for YayWay to be known as the one stop app where fans can purchase their favorite influencer's music, concert tickets, products, and also watch their videos, see their bios, and simply connect.

"With your help, YayWay can be THE PLACE".

The Offering

Investment

$0.10/share of Common Stock | When you invest you are betting the company's future value will exceed $15.5M

Perks

$100+ — a YayWay Travel Mug.

$500+ —a Yayway Travel mug and a custom embroidered YayWay hat.

$1,000+ — a personalized signed picture by NFL Hall of Fame Quarterback Warren Moon, a Yayway Travel Mug and a custom embroidered YayWay hat.

$5,000+ — a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, a YayWay Travel Mug, and a personalized signed picture by NFL Hall of Fame Quarterback Warren Moon.

$10,000+ — a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

$25,000+ — a video chat with Warren Moon, a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15 in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

$50,000+ — a flight and hotel, dinner for 2 with Warren Moon, David Meltzer and the team, a picture taken with Warren Moon, David Meltzer and the team, and a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

At YayWay, it's our Mission to change the way we communicate with those who inspire us. By building a world of better media, and by allowing influencers & their fans to directly connect and fully express their creativity together, we hope to inspire others to do even greater things.

The Problem

With social media and the content that drives it reaching new plateaus, the number of channels out there claiming to be "celebrity (influencer) resources" has reached ridiculous levels.

The harsh reality is that nearly all of these pretenders offer false information – with some even built to scam and steal from their followers. **This huge gap in fan-celebrity interaction is the pain in the marketplace that is the impetus for YayWay.**

With so many new channels and sources for content, how do fans know they have an authentic connection? **How can fans engage and gain access to everything they love when it is scattered across 20 channels?**

The Problem **for Fans**

1. With so many new channels and sources for content, how can fans know they have an authentic connection to their favorite influencers?
2. How can fans engage and gain access to everything about the influencers they love, with all content related to their favorite influencers scattered across so many channels?

The Problem **for Influencers**

1. Influencers' identities are being used by pretenders, and searching for an influencer can lead to a potentially dangerous scam.
2. If 70 to 80 percent of all social media traffic is celebrity driven, why do major platforms like Pinterest, Twitter and Facebook turn a profit on celebrity produced content without splitting the revenue? And why do these social networks make it increasingly difficult for influencers to reach audiences they've built to profit in other ways?

Scammers have been copying celebrities' identities and websites. This has caused problems for fans who want to follow their favorite celebrities and influencers. Yayway's goal is to provide a solution to this problem.

CELEBRITY
GPS

Ricky Fowler Scammed on Instagram

24%
7:15 PM
rickiefowler
rickie_fowler_backup
3
posts
54
followers
570
following
+ FOLLOW
Rickie Fowler
Just in case my main one gets hacked. I have created this account
This account is private.
Follow to see their photos and videos.

Cybercriminals consistently take advantage of consumer interest around award shows, new movies and TV shows as well as the latest cultural trends driven by celebrities. These criminals capitalize on the public's fascination with celebrities in order to lure the public into sites laden with malware. **This year, searching for a celebrity name coupled with the search term "free app download" resulted in the most instances of malware-laden sites.**

"Today's consumers often are completely unaware of security risks when searching for celebrity and entertainment news, images and videos online, sacrificing safety for immediacy," says Paula Greve, director of web security research at McAfee. "**Cybercriminals prey on consumers' addiction to breaking news and leverage this behavior to lead them to unsafe sites** that can severely infect their computers and devices and steal personal data."

Tim McGraw, Trace Adkins, Luke Bryan and other famous names have been used by scammers. **Many fans have shared recent encounters with scammers masquerading as popular country superstars with us on Facebook.**

For example, Lisa wrote in to say that she'd received a couple of these messages earlier this week: *"I have had several Facebook friend requests from 'country music stars' [saying] that I had liked their FB page. One was supposedly Tim McGraw, and the other was supposedly Trace Adkins. They thank me for being a fan, develop a little conversation, then tell me the security company they have been using is closing, and they need a dependable person to receive and hold their briefcase."*

"Said briefcase allegedly contains a HUGE sum of money, concert tickets, etc... The briefcase will be delivered to me via a courier service, and I must pay the fee to get the briefcase, which will be returned to me tenfold. The fee? $800+!!!!!!! Please let people know. I notified local law enforcement who didn't care. The [scammers] actually got very ugly when I refused."

While Lisa's experience shows that the names of Tim McGraw and Trace Adkins are reportedly being used by scammers, it isn't limited to those two country stars. Nor is this kind of scam a new thing.

As far back as 2012, Luke Bryan took to his Facebook page to warn fans about fake profiles that crooks were setting up in his name: *"Hey y'all, PLEASE SHARE THIS! I just want to let everybody in on something. There have been a lot of issues with fake Facebook profiles of me. This is the only profile I use for correspondence. I don't have a personal page. If you are friends with another Luke Bryan, unfriend them and don't believe any of the messages."*

With so many new channels and sources for content, how do fans know they have an authentic connection? How can fans engage and gain access to everything they love when it is scattered across 20 channels?

5,899 likes
rickiefowler Whoever is running this fake account @rickie_fowler_backup trying to friend request my friends, message my friends, and impersonate me I would suggest you stop and delete the account before I have to take legal action...thanks! •
•
•
To the comments below...it was fine until the person started to try and actually contact friends of mine via DM's acting as if it was me...over the line

Above, **legendary professional golfer Ricky Fowler addresses his followers on Instagram**, warning them about an imposter account that using his good name to scam unwitting fans.

I, Charles Simmons, went online to search for myself and my content only to discover there where many fake doppelgangers out there. There were many people with the same name, a couple of people pretending to be me, and several people auctioning off and selling my music without my permission. I began pondering what I could do to stop and change this.

That was the moment I began to formulate in my mind the artist / fan collaboration idea. **I wanted to find a way to personally reach and engage with my fans in a real way, with a personalized and true connection.** I wanted them to know it was really me, I wanted them to know the true places to purchase my music, my merchandise, my events and I wanted them to be aware of the scams. After watching increasing numbers of fans being fooled by fake concerts, and "Insta-Scam" profiles being posted, my partner Bill Shook and I knew something had to be done.

Let's find a way to eliminate fans being scammed, or getting caught up in a money scheme by someone pretending to be their favorite celebrity, athlete or brand.

The Solution

Our Vision Is For YayWay to Be A One Stop Social Media Network Platform Where Friends, Fans & Influencers Can Create, Collaborate, Inspire and Connect.

The Solution **for Fans**

1. O**ur plan is for the YayWay™ app to make it very easy for fans to find and connect with Influencers that inspire them.**
2. By eliminating the need for fans having to search multiple sites for their favorite influencers' content, validating the influencers ,and putting all their content in one place, **YayWay prevent fans (especially teens) from being tricked into turning over personal information to bogus sites.**

The Solution **for Influencers**

1. **Our plan is for YayWay to be a place where influencers can combine their existing multi-platform online assets into a single uniform network** of similar brands, increasing exposure and brand awareness.
2. **Our plan is to protect influencer's profiles and accounts on YayWay** from scammers, doppelgangers, and from people trying to set up fake influencer accounts.
3. **Our plan is to verify every influencer account through our verification system.**
4. **YayWay's plan is to offer celebrities an aggregated source to deliver information to their fans** and to give fans assurance that they're getting authentic info from their favorite influencers.

No Celebrity or Influencer Is Immune

Chris Pratt had to warn followers about a 'pervy dude' impersonator.

Oprah warns her followers about scam impersonators...

YayWay has a great opportunity to succeed because social media use is not decreasing, it is escalating.

We live in a celebrity-driven culture that generates a sense of access to famous people through social media channels. This has the potential to be a virtuous circle: the better engagement celebrities (influencers) have with their fans, the easier it is to bring issues to celebrities' (influencers') attention, thereby making it easier to find out when they take action.

With social media and the content that drives it reaching new plateaus, the amount of channels claiming to be "celebrity (influencer) resources" has reached ridiculous levels. The harsh reality is that nearly all of these pretenders offer false information – with some even built to scam and steal from their followers. This huge gap in fan-celebrity interaction is the pain in the marketplace that is the impetus for YayWay.

YayWay's one-stop platform offers celebrities an aggregated source to deliver information to their fans, and it gives fans assurance that they're getting authentic info and an authentic connection to their favorite Influencers. YayWay will try not to allow fake news, extremist messages, fake doppelgängers or pornography.

Social Media is Only Becoming More Important

By 2020, more than 7 out of 10 U.S. internet users will use social networks.

Source

1. **CONSUMER-GENERATED CONTENT HAS GROWN UP:** The integration of the Internet into consumers' everyday lives has transformed the way they consume, create, and share content—especially how they make purchasing decisions. Consumer-generated content (CGC) is the key to the next phase of marketing that brings all these concepts together
2. **THE MOBILE FUTURE HAS ARRIVED, AND IT'S HEADED IN-STORE:** Consumers purchase more than 1 billion smartphones yearly, exponentially expanding the consumer's "power" to research, communicate, and do business. Mobile devices must be the focal point for companies.
3. **SEARCH IS EVOLVING; ARE YOU READY?:** Busy consumers have no time to scroll through pages of competitive Google results. They're looking for a reliable indicator that they can trust: it's reviews, and it has changed searching forever.
4. **CONSUMERS WANT A SEAMLESS SHOPPING EXPERIENCE:** Retailers should no longer fear the mobile-enabled shopper who researches, reviews, and compares prices, but instead realize this as an opportunity to provide helpful, targeted CGC content in the retail channel.
5. **VISUAL CONTENT IS CHANGING THE GAME:** Nearly 75% of online users are active on social channels, sharing opinions, ideas, and especially product-related photos. Brands have a huge new opportunity to connect with consumers visually and emotionally via CGC in the form of social photographs. A little over a year ago, both Twitter and Facebook began beta-testing "buy" buttons, which appear alongside certain tweets and posts and allow users to make purchases with just a click or two, without ever leaving the networks.

Source

Our Product

Version 1.0 of our app is currently live in the App Store, but we're really excited about the completely redesigned version that's coming soon...

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YAYWAY

william
2 Likes
william
william

My Profile
My Feed
My Videos
My Music
My Products
My Purchase History
Notifications
YAYWAY

An **Unmet Need**

We could not find any social media app that currently protects users from someone pretending to be their favorite Influencer. We could not find any app that offers a one-stop experience with their favorite influencer's verified products.

YayWay's Business Model

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Have an account?
Get the app
Download on the App Store
GET IT ON Google play

- **The YayWay app is free to users.**
- **There are two levels of celeb, influencer, artists and brand subscription:**
 - Basic
 - Paid Premium.
- **Digital Advertising** (promoted stories)
- **Enterprise Package**
- **Additional Advertising Options:**
 - **Featured Home-Page Advertising (pay per week/month):** Relevant providers show up on a special homepage row displaying their mini profile among other relevant featured providers.
 - **Premium Search Slots (pay per click):** Premium providers are placed in a unique pool and have the ability to show up first in search results, assuming criteria is matched.
 - **E-commerce:** 20% commission from all music sales sold directly through YayWay. YayWay will receive a 3% revenue from all influencer and business sales in the influencer and business section of YayWay.

YayWay Team

FOUNDER
INNOVATOR

January 2015

David Meltzer & NFL Hall Of Fame Quarterback Warren Moon

David Meltzer, CEO of Sports 1, and NFL HOF Quarterback Warren Moon came aboard Anyone Media Network as Advisors.

January 2016

Rock-n-Roll Hall Of Fame Artist "Shirley Alston Reeves" Joins YayWay

Shirley Alston Reeves, leader of the Shirelles, signs up for the YayWay app.

December 2016

YayWay Launches

Our iOS app launches in the Apple App Store.

July 2017

Our Android App Launches

The YayWay App is made available for download through the Google Play store.

February 2018

Launched on StartEngine

Our crowdfunding campaign on StartEngine begins.

March 2018

YayWay App Version 3.0

We plan to release the YayWay App One-Stop Version 3.0 in the Apple App and Google Play Stores. (ANTICIPATED)

In the Press

NBC NEWS RADIO

CrowdfundingPR

SHOW MORE

Meet the Founders

Charles Simmons

Founder / CEO / Director

Anyone Media Network, Inc Founding Partner / CEO / Director, 20011 - Present Charles got his start as the lead singer/songwriter for Family Circle in the 70s. Since then, he's been all over the music industry. After working as an East coast record promoter for RCA Records, he became President of Sun Valley Records 4 years later. He's directly contributed to millions of dollars of revenue for major and independent record companies as a songwriter, singer and producer – including J Cole, The Game and Wiz Khalifa. Mr. Simmons is the visionary behind the creation of YayWay, and as CEO will facilitate day-to-day operations and guide strategic direction.

Brian Capezzone

Founder / CIO / Director

Anyone Media Network, Inc. Founding Partner / CIO / Director, 2012 - Present Irradient Technologies Inc. IT Trainer - 2009 - Present Brian has been an IT Professional for over 20 years providing network, server, enterprise network and cloud security, database and desktop support for VMware, Windows, Citrix, Cisco, Avaya, Blackberry, Microsoft Exchange server and SQL Database server. Working for various size companies he has gained knowledge and experience configuring an entire network infrastructure as well as specializing on specific teams. Brian has also been responsible for IT/IS equipment procurement and budgets. Most recently, Brian has been a professional technical trainer, traveling the world teaching for technology giants like HDS, Cisco and VMware.

Bill Shook

Founder / Intl. Strategy / Director

Anyone Media Network, Inc Founding Partner / Intl. Strategy / Director, 2011 - Present. Formerly a famous Beverly Hills jewelry designer Mr. Shook is also a business pioneer in China. Since 1982, he's provided marketing and international business strategies consulting in Asia for many of the Fortune 500 companies, including Ford, IBM, GE, AT&T, and Honda. For YayWay, he'll be in charge of international business strategy and development.

And the Rest of the Team

Sierra Linn

Director / Design Project Manager

Anyone Media Network, Inc Director / Design Project Manager, 2012 - Present 31 Design Studio Graphic Designer, 2009 - Present Works with the team to create new artistic vision and inspiration for the company. Sierra also performs market research on target audiences and creates engaging creative meetings accordingly. She conducts collaborative webinar meetings with countrywide team members and executives to ensure cohesion in company objective.

Gary Jackson

VP of Entertainment

Mr. Jackson has significant experience in the entertainment industry, including management positions with New England Music City and HITS Magazine and in owning his own record store. He has impressive connections, having written over 300 biographies and press releases for such superstars as Stevie Wonder, The Police, One Republic, and many more. For YayWay, he'll oversee and introduce celebrities of all types to the brand.

Tyler Malin

Technology Advisor

Mr. Malin is a serial entrepreneur, a seasoned corporate executive, visionary leader, and entertainment attorney with 10 years' creative and commercial production experience. His impressive client list includes Clear Channel, Fox, Sony, Disney, and many more. YayWay's tech head, he'll head up app development and MVP delivery.

Eric Lane

Patent / Intellectual Property Attorney

Eric Lane is an intellectual property attorney with broad-based expertise and experience in both international general practice law firms and intellectual property boutique firms. Mr. Lane drafts and prosecutes patent applications in complex technologies such as medical devices, renewable energy, and clean technology and energy efficiency systems. With a background in the life sciences, Mr. Lane has provided freedom to operate and due diligence opinions in pharmaceutical and medical device technologies. Mr. Lane also is experienced in trademark prosecution and provides strategic trademark advice, including litigating trademark matters before the USPTO Trademark Trial and Appeal Board. Mr. Lane counsels small companies and entrepreneurs in patent, trademark and copyright matters, assisting them in protecting the intellectual property assets critical to their livelihoods.

Tony Rose

Accountant

Tony is a founding partner of Rose, Snyder & Jacobs. His client responsibilities include tax and management consulting advice to closely-held corporations, family owned businesses, partnerships and the high net worth individuals that own them.

Rick Nuhn

Advisor

NUHN segued to the record industry, where he became a very successful promotion executive at ATLANTIC RECORDS and EASTWEST RECORDS; he eventually became VP/Urban Promotion for MJJ RECORDS and Sr. National Director/Promotion at WARNER BROS. RECORDS. He is currently hosting the nationally syndicated "TOP TEN NOW AND THEN" and does weekends and fill at CLEAR CHANNEL Top 40/Rhythmic KHHT (HOT92JAMZ)/LOS ANGELES.

David Meltzer

Sports Advisor

David Meltzer is the Co-Founder and Chief Executive Officer (CEO) at Sports 1 Marketing where he utilizes his relationship capital and situational knowledge to secure diverse business opportunities for all our clients and partners. David has spent the last 25 years as an entrepreneur and executive in the legal, technology, and sports and entertainment fields with expertise across many industry verticals. David launched his career in sports at the world's most notable sports agency, Leigh Steinberg Sports & Entertainment, serving as CEO, where along with Leigh and Warren, negotiated over $2 billion in sports and entertainment contracts. David sits on numerous boards including JUST capital, OCTANE business incubator, Celebvidy, Rose Bowl Foundation, Transformational Leadership Council, Unstoppable Foundation, among several others.

Warren Moon

Sports Advisor

Warren Moon is the President and Co-Founder of Sports 1 Marketing where he cultivates unique and lucrative business opportunities for corporate brands, elite athletes, and strategic partners. Many only know Warren Moon as the NFL Hall of Fame Quarterback, but Warren is much more. Utilizing his fame and experiences to emphasize the importance of giving back, he created The Crescent Moon Foundation in 1989. The foundation is dedicated to providing support for educational pursuits that will benefit children most in need who have displayed a commitment to their community, as well as other charitable causes surrounding under-privileged children. In addition to his own foundation, Warren sits on several non-profit boards including the Rose Bowl Foundation and St. Jude Children's Research Hospital.

Peter Coleman

TV / Film Advisor

• Entrepreneur, digital content creator and executive, producer of television, digital media, and independent feature film. • Co-founded digital comedy content company 'What The Funny' and served as COO. Partnered in the conception of the company, raised venture capital funds, and grew the company viewership from inception to more than 1-million monthly views. • Produced television news, sports, talk, entertainment news, and live event programming. • Co-produced award winning independent feature film 'Cross Bronx' with unknown talent who developed into stars. • Press Advance person for the Clinton White House on numerous domestic and international trips and events. Worked directly with the President, First Lady and Vice President. • NBC Network Page in New York. Worked on 'Late Night With David Letterman' and 'Saturday Night Live'. • Successfully summited Mt. Kilimanjaro. Completed multiple marathons and triathlons. Specialties: TV / Film production, media strategy, corporate communications.

Stu Blaze

Board Of Directors (B.O.D.)

Anyone Media Network, Inc Director, 2016 - Present Director of Franchise Operations Support and Development Company NameNew York Upper Crust Pizza Dates EmployedMay 2014 – Present Employment Duration3 yrs 6 mos Develop all franchisee requirements, operational policies / procedures, training materials, support franchisee operations and profitability. Insure franchisees represent brand according to franchise agreement while supporting franchisee operations. Develop and maintain positive relationships between franchiser and franchisee. Insure guests are top priority in both company and franchisee operations. Interview potential new vendors for best pricing, continued high food quality, develop agreements. Secure and interview new franchisee prospects based on franchiser requirements. Assist in site selection, site approval, build out, approved equipment purchase's, training, opening, and ongoing operations

Offering Summary

Maximum 1,070,000* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100,000 shares of common stock ($10,000)

Company Name	Anyone Media Network, Inc.
Corporate Address	26100 Newport Rd A12, Suite 133, Menifee, CA. 92584
Description of Business	YayWay is a new social media network that Plans to make it easy and safe for the connected generation of engaged friends, fans and influencers to ***Create, Collaborate, Inspire and Connect.***
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$.010
Minimum Investment Amount (per investor)	$100

Perks*

$100 — YayWay Travel Mug.

$500 —a Yayway Travel mug and a custom embroidered YayWay hat.

$1,000 — a personalized signed picture by NFL Hall of Fame Quarterback Warren Moon, a Yayway Travel Mug and a custom embroidered YayWay hat.

$5,000 — a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, a YayWay Travel Mug, and a personalized signed picture by NFL Hall of Fame Quarterback Warren Moon.

$10,000 — a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

$25,000 — a video chat with Warren Moon, a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15 in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

$50,000 — a flight and hotel, dinner for 2 with Warren Moon, David Meltzer and the team, a picture taken with Warren Moon, David Meltzer and the team, and a football and a personalized picture both signed by NFL Hall of Fame Quarterback Warren Moon, and a choice between an embroidered duffle bag or an embroidered 15in. Laptop briefcase bag, an embroidered YayWay hat, and a YayWay Travel Mug.

**ALL PERKS OCCUR AFTER THE OFFERING IS COMPLETED*

The 10% Bonus for StartEngine Shareholders

Anyone Media Network, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV, known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

<u>Video: YayWay Commercial (1:06 minutes video)</u>

[Introduction music clip]

(Unknown narrator)

FANS…are you sick of missing concerts and events because of false or unreliable information? Are you tired of searching multiple platforms to connect with your favorite celebrities, athletes, and brands? If you want to watch your favorite bands videos, buy their music or get tickets to their events…or even just comment on their social feeds…you have to check out multiple sites… not anymore! YayWay is planning to be a new social media app, where you can easily follow your favorite singer's music…your favorite actor's movies and share all trending news with your friends. Want to have a real connections with your idols?...Our plan is to validate their profiles so you know you're talking to the real people. With the YayWay unified, one stop experience, you'll be able to buy music, event tickets, movie tickets, merchandise and more. Be a part of the YayWay movement for more trust and fun! Register for free…at joinyw,net.

[Ending music, typing and mouse click]

<u>Video: YayWay Discussion (3:00 minute video)</u>

(Charles Simmons)

[soft music playing in the background]

My name is Charles Simmons…I'm CEO of YayWay. I've also worn other hats in the entertainment industry…such as a producer…recording artist. IN 2011…I was online and I discovered and article written by McAfee…"Fan's searching for celebrities were at risk at getting scammed or a virus." So I immediately went online and did a search for myself. Found information here, found information there [Charles chuckles]…all over the place. Some was true…but a lot was false. I DISCOVERED SOMEONE WAS PRETENDING TO BE ME! They were selling my music, my merchandise and pretending to have my authentic autograph. I WAS INFURIATED! And that's what started the vision of YayWay!

(Tyer Malin)

What we've witnessed is a proliferation of media sources. It's gotten to the point though were…were you're following artists on Facebook, ah you a Twit…you have Twitter, you have Instagram, you have Pinterest, you have YouTube, you have Vimeo…All of this though…is… overwhelming to both the artist and the fans that are connected. So when a visitor comes to YayWay…it's very easy to search and find the celebrities and influencers that inspire them. All the official channels of communication for that artist or influencer…umm…as well as…an aggregated…stream of all the information coming in that's relevant to that artist from all across the web…and is at your fingertips at any given time.

(Charles Simmons)

YayWay in a place where celebs and fans can engage…not in a vertical way…where the celebs is here and the fan is here [video shows celebs and fans vertically]…but in a horizontal way [video shows celebs and fans horizontally]. Here at YayWay we are building a place that is safe… an app that is easy to use. So you don't have to search multiple sites to stay updated with your favorite celeb, athlete or brand!

(Tyler Malin)

Our mission is to change the way we communicate with the people that inspire us, that allow people to more fully express their creativity and that continually inspires people to do greater things.

(Charles Simmons)

JUST IMAGINE…everything in one place…Welcome to YayWay!

[Music gets a little louder, keyboard typing noises, mouse click noise]

(Charles Simmons)

[Music softens]

If you back and share this campaign we'll be able to get this app in your hands in a few months.

(Sierra Lin)

So with your support with us…we can get to launch and everyone can utilize this gift around the world.

(Charles Simmons)

No more searching…I mean being able to go to a place where you've got the full experience of your favorite celebrity or brand…that's going to change the future!

[Music gets louder then tapers off as the final words are displayed on the video]

Join the movement…..Invest Today! Connect with Inspiration…..

<u>Video: Jimmy Kimmel Most Dangerous Name to Search For Online. (00:22 minutes video)</u>

(Jimmy Kimmel)

Do you guys feel safe right now…or do you feel like…umm…you…you do…eh…are you aware that you are in the presence of the most dangerous person on the internet? [Audience laughs and cheers] I mentioned this last night…became a big story today…according to the people at McAfee, the antivirus protection company…my name…Jimmy Kimmel…of all the names in the world…is the most dangerous name to search online. [crowd laughs].

<u>Video: Jimmy Kimmel is the most dangerous celebrity online – Hollywood.TV (1:01 minutes</u>

video)

[Introduction music clip]

(Unknown Hollywood.TV employee narrating video)

Jimmy Kimmel is the most dangerous celebrity to search for online. Computer security company, McAfee calculated that a search for Kimmel on line had a 19% chance of landing on a website that contained spyware,viruses or malware. Kimmel had some fun with the news on his show Tuesday night saying, "It's an honor to be nominated, but to win this thing is even better." DJ Armin van Buuren landed at number 2 on the list and Kimmel joked, "I had no idea who that was so I looked him up and now I have a virus." Isla Fisher is expecting her third child with husband Sascha Baron Cohen. The couple are already parents to daughters Elula, age 4 and Olive age 7. Tracy Morgan's lawyer spoke out Tuesday night to give a health update on the comedian who is still recovering from injuries sustained back in June during a fatal bus crash. When he was asked by reporters if Morgan will ever perform again, he replied "The jury's still out. The doctors don't know the answer. I don't know the answer."

{Source for video: Hollywood.TV's Youtube Channel, published on Oct. 1, 2014}

Video: Oprah, "Watch Out For My IG Imposter. There's Only One O! (Source for video: youtube)

Oprah (Video Transcript (00:36 minutes)

Hi Everybody....I just wanted you to know....somebody out there is trying to scam you using my name and my avatar on social media asking for money if you sign up for an OWN account on Instagram...It's a fraud, it's a fraud, it's a fraud...don't believe it. Don't give up any of your bank accounts or personal information to anybody posing as me or anyone else for that matter...and have a Merry Christmas.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.